Exhibit 2.2
SEPARATION AGREEMENT
by and between
COHESANT TECHNOLOGIES INC.
and
CIPAR INC.
Dated as of December 3, 2007

1

SEPARATION AGREEMENT
     This SEPARATION AGREEMENT, dated as of December 3, 2007 (this “Agreement”), is entered into by and between Cohesant Technologies Inc., a Delaware corporation (“Cohesant”), and CIPAR Inc., a Delaware corporation and a wholly owned subsidiary of Cohesant (“Spinco” and, together with Cohesant, the “Parties” and each, a “Party”).
WITNESSETH
     WHEREAS, Cohesant through its wholly owned direct and indirect Subsidiaries is engaged in (i) the GlasCraft Business and (ii) the Business (as each is defined below);
     WHEREAS, Cohesant has entered into an Agreement and Plan of Merger, dated as of the date hereof, (the “Merger Agreement”), by and among Cohesant, GlasCraft Inc., a wholly owned subsidiary of Cohesant (“GlasCraft”), Spinco, Graco Inc. (“Graco”) and Graco Indiana Inc., a wholly owned subsidiary of Graco, pursuant to which Cohesant will be acquired by Graco;
     WHEREAS, the parties to the Merger Agreement have agreed that the Restructuring, Distribution and Separation (as such terms are described in this Agreement) shall occur prior to the closing of the Merger Agreement;
     WHEREAS, the Cohesant Board of Directors has determined that it would be in the best interests of Cohesant and its stockholders (i) to engage in the Restructuring, and (ii) to distribute to holders of Cohesant Common Stock as provided for herein, all of the outstanding shares of Spinco Common Stock beneficially owned by Cohesant through a pro-rata distribution of Spinco Common Stock in a spin-off (the “Distribution” and, together with the Restructuring, the “Separation”);
     WHEREAS, to further effect the Separation, Cohesant intends to retain ownership and possession of all GlasCraft Assets (as defined herein) and Spinco intends to retain ownership of all Business Assets (as defined herein);
     WHEREAS, to further effect the Separation, Cohesant intends to remain solely liable for all GlasCraft Liabilities (as defined herein) and Spinco intends to remain solely liable for all Business Liabilities (as defined herein); and
     WHEREAS, the Parties intend this Agreement, including the exhibits and schedules hereto, to set forth the arrangements between them regarding the Separation.
     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I
DEFINED TERMS
     Section 1.01 General. When used in this Agreement, the following terms shall have the respective meanings specified therefor below (such meanings to be equally applicable to both the singular and plural forms of the terms defined).
     “Action” shall mean any action, claim, charge, grievance, complaint, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought or heard by or before any Governmental Authority.
     “Affiliate” shall have the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act.
     “Agreement” shall have the meaning set forth in the preamble hereof.
     “Assets” shall mean assets, properties and rights (including goodwill), wherever located, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:
     (a) all accounting and other books, records and files whether in paper, electronic or other form of medium;
     (b) all computers and other electronic data processing equipment, electrical devices, fixtures, equipment, furniture, office equipment, motor vehicles and other transportation equipment, special and general tools, and other tangible personal property;
     (c) all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;
     (d) all interests in real property of whatever nature, including easements and rights of way, whether as lessee or otherwise, and all buildings, structures, improvements and fixtures located on such real property and copies of all related documentation;
     (e) all interests in any capital stock or other equity interests of any Subsidiary or any other Person, all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person and all other investments in securities of any Person;
     (f) all license agreements, leases of personal property, open purchase orders for supplies, parts or services, unfilled orders for the sale of products and services and other Contracts;

     (g) all deposits, letters of credit and performance and surety bonds;
     (h) all written technical information, data, plans, designs, specifications, research and development information, engineering drawings, operating and maintenance manuals, and materials and analyses prepared by consultants and other third parties, inventions, processes, formulas, concepts, know-how, methods, procedures and technology;
     (i) all Intellectual Property;
     (j) all computer applications, programs and other software, including all code, operating software, network software, firmware, middleware, design software, design tools, systems documentation and instructions;
     (k) all cost information, sales and pricing data, customer prospect lists, public inspection files, programming information and studies, technical information and engineering data, industry and advertising studies and analyses, marketing and demographic data, marketing and promotional materials, sales correspondence, lists of advertisers, sponsors and listeners, credit and sales reports, logs, supplier records, customer and supplier lists, records pertaining to customer accounts, performance data, and other consumer data, business plans, strategies, marketing and promotional materials, share price performance, production data, artwork, design, vendor and customer drawings, and other books, blueprints, records, studies, surveys, reports, plans and documents, including any of the foregoing created, developed or prepared by consultants and other third parties;
     (l) all tangible embodiments of any intangible asset, in whatever form or medium;
     (m) all prepaid expenses, trade accounts and other accounts and notes receivable;
     (n) all rights under Contracts, all claims or similar rights against any Person arising from the ownership of any Asset, in each case, whether accrued or contingent;
     (o) all insurance proceeds and rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;
     (p) all Licenses that have been issued by any Governmental Authority;
     (q) all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements; or
     (r) copies of all documentation related to Insurance Policies.

     “Benefit Plans” shall mean all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other pension, profit-sharing, savings, deferred compensation, bonus, incentive, stock option (or other equity-based), employment, severance, change in control, welfare (including post-retirement medical and life insurance) plans, programs, arrangements and fringe benefits, whether or not subject to ERISA: (i) sponsored, maintained or contributed to or required to be contributed to by Cohesant or any of its Subsidiaries or (ii) to which Cohesant or any of its Subsidiaries is a party immediately prior to the Effective Time.
     “Business” shall mean the businesses as historically operated by Spinco and the Spinco Group, including the business of designing, assembling and selling to their licensees and franchisees (for their own use and not for resale) specialized equipment systems for dispensing epoxies and other specialty coatings; provided, however, that the “Business” shall not include the business of manufacturing any pumps, proportioners or other component parts of such systems.
     “Business Assets” shall mean any Business Shared Assets, in addition to the following Assets:
     (a) any Assets reflected in the Spinco Balance Sheet, unless disposed of to third parties after the date thereof in the ordinary course of business (and, in the case of any such Assets disposed of after the date thereof, the proceeds from such disposal);
     (b) any Assets acquired after the date of the Spinco Balance Sheet;
     (c) any Spinco Contracts and any benefits thereunder;
     (d) any capital stock or other ownership interests in Spinco Entities;
     (e) any Spinco Real Property;
     (f) any Licenses or Governmental Approvals held in the name of Cohesant or any of its Subsidiaries (to the extent any of the foregoing would be required to be transferred pursuant hereto, such items will be Business Assets only to the extent they are transferable upon the receipt of any relevant Consent);
     (g) any rights and Liabilities under any Benefit Plan and any funding arrangement in connection therewith; and
     (h) any cash, other than cash comprising the Option Shares Exercise Cash Amount (as defined in the Merger Agreement) that Cohesant is entitled to retain in accordance with the terms and conditions of the Merger Agreement.
     Notwithstanding the foregoing or anything to the contrary herein, Business Assets do not include any GlasCraft Assets.
     “Business Day” shall mean any day, other than a Saturday, Sunday or one on which banks are authorized by Law to close in Indianapolis, Indiana.

     “Business Employee” shall mean any individual who (i) is or was engaged primarily in the conduct of the Business at any time prior to the Effective Time (including employees who are not actively at work by reason of illness, vacation, leave of absence or disability); or (ii) is or was an employee of Cohesant at any time prior to the Effective Time, other than a GlasCraft Employee.
     “Business Liabilities” shall mean those Liabilities listed on Exhibit A and Exhibit A-1 and all other Liabilities that are not GlasCraft Liabilities, including, but not limited to, the following additional Liabilities of Cohesant or any of its Subsidiaries:
     (a) any Liabilities reflected on the Spinco Balance Sheet, subject to any discharge of such Liabilities subsequent to the date of the Spinco Balance Sheet;
     (b) any Liabilities that are expressly set forth in this Agreement or any other Transaction Agreement (or the exhibits and schedules hereto or thereto) as Liabilities to be retained or assumed by Spinco or any other Spinco Entity, subject to discharge of such Liabilities subsequent to the date of the Spinco Balance Sheet, and all agreements, obligations and Liabilities of any Spinco Entity under this Agreement or any of the other Transaction Agreements;
     (c) any Liabilities relating to, arising out of or resulting from any Spinco Contract;
     (d) any Liabilities incurred after the date of the Spinco Balance Sheet by any Spinco Entity;
     (e) any Liabilities relating to, arising out of, or resulting from any Actions (excluding any Actions related to Taxes) related to, arising out of or resulting from the Business;
     (f) any Liabilities relating to, arising out of or resulting from:
     (i) the operation of the Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority));
     (ii) the operation of any business conducted by any Spinco Entity at any time after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act by any Representative (whether or not such act or failure to act is or was within such Person’s authority));
     (iii) any Business Assets; and
     (iv) the Restructuring and the Distribution.

in any such case whether arising before, on or after the Distribution Date;
     (g) any Liabilities relating to, arising out of or resulting from any Benefit Plan or any Contract with any Business Employee (collectively, the “Spinco Benefit Liabilities”); and
     (h) any Liabilities (including, but not limited to, Environmental Liabilities) relating to, arising out of, or resulting from the operation of any of Cohesant’s former or current Subsidiaries (other than GlasCraft) on or prior to the Effective Time;
     (i) Liabilities relating to indemnification claims by officers, directors or employees of Cohesant or its Subsidiaries (other than claims by officers, directors or employees of GlasCraft, except to the extent relating to any matter set forth on Exhibit A-1) under any contract, bylaw or other governing document or statutory provision, whether such claim arises prior to, on or after the Effective Time; and
     (j) any Excess Assumed Transaction Expenses and Debt (as defined in the Merger Agreement).
     “Business Shared Assets” means any and all Shared Assets not constituting GlasCraft Shared Assets.
     “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
     “Cohesant” shall have the meaning set forth in the preamble hereof.
     “Cohesant Assets” shall have the meaning set forth in Section 2.04(a)(i) hereof.
     “Cohesant Benefits Liabilities” shall mean only the following:
     (a) any contributions due from GlasCraft Employees at the Distribution Date out of the payroll period in which the Distribution Date occurs;
     (b) amounts accrued on Cohesant’s and GlasCraft’s financial statements at the Distribution Date for unpaid wages representing vacation, sick leave or other personal time off for GlasCraft Employees; and
     (c) amounts withheld from payroll of GlasCraft Employees as of the Distribution Date representing credits under flexible benefit plan for amounts withheld from GlasCraft Employees’ wages but not paid for benefits, less amounts paid for benefits under the flexible benefit plans in excess of amounts withheld from wages of GlasCraft Employees.
     “Cohesant Board of Directors” shall mean the Board of Directors of Cohesant.

     “Cohesant Common Stock” shall mean common stock of Cohesant, par value $0.001 per share.
     “Cohesant Entities” shall mean Cohesant and GlasCraft.
     “Cohesant Group” shall mean the Cohesant Entities and, after the Effective Time, each of their respective Affiliates and Subsidiaries, and any corporation or entity that may become part of such group from time to time, other than the Spinco Group.
     “Cohesant Indemnitee” shall mean Cohesant, each Affiliate of Cohesant at any time immediately after the Effective Time, each of their respective present and former Representatives, each of the heirs, executors, successors and assigns of any of the foregoing and each Person, if any, who controls Cohesant within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.
     “Cohesant Shares Outstanding” shall mean the aggregate number of shares of Cohesant Common Stock outstanding as of the Record Date (excluding treasury shares held by Cohesant).
     “Cohesant Stockholders” shall have the meaning set forth in Section 3.05(a) hereof.
     “Cohesant Subsidiaries” shall mean the Subsidiaries of Cohesant.
     “Competitive Activity” shall have the meaning set forth in Section 4.09(a).
     “Consents” shall mean any material consents, waivers or approvals from any third parties, other than Governmental Approvals, as listed on Schedule 1.01 (Consents).
     “Contract” shall mean any written or oral agreement, arrangement, authorization, sale order, purchase order, open bid, commitment, contract, indenture, mortgage, note, instrument, evidence of indebtedness, real estate or other lease, loan, license, obligation, restriction, memorandum of understanding, letter of intent, covenant, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, assets or business, in each case, whether express or implied, including all amendments, modifications and supplements thereto and waivers and consents thereunder.
     “Delayed Transfer Assets” shall mean any Business Assets that this Agreement or any other Transaction Agreement provides or contemplates are to be transferred to Spinco in connection with the Separation and that require the removal of a Legal Impediment or the receipt of a Consent or Governmental Approval to transfer, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Distribution Date.
     “Delayed Transfer Liabilities” shall mean any Business Liabilities that this Agreement or any other Transaction Agreement provides or contemplates are to be assumed by Spinco in connection with the Separation and that require the removal of a Legal Impediment or the receipt of a Consent or Governmental Approval for the transfer and assumption of such Business

Liabilities, which Legal Impediment is not removed or Consent or Governmental Approval is not obtained on or prior to the Distribution Date.
     “Distribution” shall have the meaning set forth in the recitals hereof.
     “Distribution Agent” shall mean the distribution agent to be appointed by Cohesant to receive, on behalf of the holders of Cohesant Common Stock as of the Record Date, the shares of Spinco Common Stock which such holders are entitled to receive pursuant to the Distribution, who shall be a bank or trust company appointed by Cohesant.
     “Distribution Agent Agreement” shall have the meaning set forth in Section 3.02.
     “Distribution Date” shall mean the date and time, immediately prior to the Effective Time, as of which the Distribution shall be effected, to be determined by, or under the authority of, the Cohesant Board of Directors consistent with the terms and provisions of this Agreement and the other Transaction Agreements and in compliance with applicable law.
     “Effective Time” shall mean the closing of the transactions contemplated by the Merger Agreement.
     “Encumbrances” shall mean all liens, security interests, pledges, mortgages, deeds of trusts, charges, options, encumbrances or other restrictions, including restrictions on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership, and all other similar rights of third parties, of any kind or nature.
     “Environmental Claims” shall mean any claim, action, notice, letter, demand or request for information (in each case in writing) by any Person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Law or the release, emission, discharge, presence or disposal of any Hazardous Material at any location.
     “Environmental Law” shall mean any Law or Order relating to pollution or the protection, cleanup or restoration of the environment, or to human health, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act and the Federal Toxic Substances Control Act, in each case as in effect on, or prior to, or after the date hereof.
     “Environmental Liabilities” shall mean all Liabilities relating to, arising out of or resulting from any Environmental Law or Contract (whether or not relating to or arising out of a failure to comply therewith) relating to environmental, health or safety matters (including all removal, remediation or cleanup costs, investigatory costs, governmental response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.
     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
     “Form 10” means the registration statement on Form 10 to be filed by Spinco to effect the registration of Spinco Common Stock pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended from time to time.
     “GAAP” shall mean generally accepted accounting principles of the United States, as in effect from time to time.
     “GlasCraft” shall have the meaning set forth in the recitals hereof.
     “GlasCraft Assets” shall mean any and all Assets used in the operation of the GlasCraft Business, including, but not limited to, (i) any Assets set forth on Schedule 1.01 (Certain GlasCraft Assets), (ii) any GlasCraft Shared Assets, and (iii) any Assets, other than Business Shared Assets, that are located at the Indianapolis, Indiana facility of GlasCraft; and (iv) any cash comprising the Option Shares Exercise Cash Amount (as defined in the Merger Agreement) that Cohesant is entitled to retain in accordance with the terms and conditions of the Merger Agreement. In addition, intercompany accounts between Spinco or any Spinco Entity and Cohesant or GlasCraft shall be treated as GlasCraft Assets.
     “GlasCraft Business” shall mean the business historically operated by GlasCraft, including the business of designing, assembling, developing, manufacturing and selling specialized dispense equipment systems, including, without limitation, metering and pumping units, spray, pour and injection guns, and specialty engineered products, as well as replacement parts, auxillary components, supplies and accessories for, or used in the operation of, such equipment.
     “GlasCraft Employee” shall mean those employees who will remain employees of Cohesant or GlasCraft immediately after the Distribution Date, as set forth on Schedule 1.01 (GlasCraft Employees).
     “GlasCraft Liabilities” shall mean those Liabilities (i) that are expressly set forth in this Agreement or any other Transaction Agreement (or the exhibits and schedules hereto or thereto) as retained or assumed by Cohesant or GlasCraft; (ii) relating to, arising out of or resulting from the operation of the GlasCraft Business or ownership of the GlasCraft Assets and not in any manner arising out of the Business or the Business Assets; and (iii) relating to, arising out of or resulting from any Cohesant Benefit Liabilities. Notwithstanding the foregoing, in no event shall GlasCraft Liabilities include any Liabilities included in the definition of Business Liabilities, whether by virtue of being set forth on Exhibit A or Exhibit A-1 or otherwise.
     “GlasCraft Shared Assets” means any and all Shared Assets set forth on Exhibit C (as updated in accordance with Section 8.01(d)).

     “Governmental Approvals” shall mean any material notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority, as listed on Schedule 1.01 (Governmental Approvals).
     “Governmental Authority” shall mean any Federal, state, county, local, provincial, municipal or other U.S. or foreign governments or governmental or regulatory or legislative agencies, authorities (including Taxing, antitrust or competition and self-regulatory authorities), instrumentalities, commissions, departments, boards, bureaus, bodies or other governmental or quasi-governmental entities having competent jurisdiction over any Party, any of their respective Subsidiaries, and any other tribunal, court, judicial or quasi-judicial agency, administrative agency, mediator or arbitrator of competent jurisdiction.
     “Indebtedness” shall mean, with respect to any Person, (a) any obligation of such Person (i) for borrowed money, (ii) evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) for the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, or (iv) under any lease or similar arrangement that would be required to be accounted for by the lessee as a capital lease in accordance with GAAP; (b) any guarantee (or keepwell agreement) by such Person of any Indebtedness of others described in the preceding clause (a); and (c) all obligations to reimburse any bank or other Person for amounts paid under a letter of credit or similar instrument.
     “Indemnifying Party” shall mean the Person having the obligations to indemnify pursuant to Article V hereof.
     “Indemnitee” shall mean a Person that has the right to indemnification pursuant to Article V hereof.
     “Information” shall mean all records, books, work papers, reports, plans, schedules and other documents, instruments, computer data and other data and information of a Person.
     “Insurance Policy” shall mean the insurance policies written by insurance carriers under which, prior to the Distribution Date, Cohesant and/or Spinco or one or more of their Subsidiaries or Affiliates (or their respective officers or directors) are insured parties.
     “Intellectual Property” means any patents (including all divisionals, continuations, continuations in part, reissues, re-examinations and certificates of inventorship), extensions, copyrights, trade names, trademarks, service marks and issuances, registrations, applications and renewals for any of the foregoing, trade secrets, call letters, jingles, slogans, logos, business symbols, trade dress and other source indicators, Internet domain names, Internet URLs, Internet websites, content and databases, programs and programming material, other proprietary information and licenses from any Persons granting the right to use any of the foregoing.
     “Inter-Company Indebtedness” means any intercompany receivables, payables, accounts, advances, loans, guarantees, commitments and indebtedness for borrowed funds between a member of the Cohesant Group and a member of the Spinco Group; provided, that “Inter-Group

Indebtedness” shall not include any contingent Liabilities and accounts payable arising pursuant to the Transaction Agreements, any agreements with respect to continuing transactions between the Cohesant Group and the Spinco Group and any other agreements entered into in the ordinary course of business.
     “Law” shall mean any federal, state, county, local, provincial, municipal or other U.S. or foreign constitution, code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, plan, or statute applicable to a Person or its assets, liabilities, or business, including those promulgated, interpreted or enforced by any Governmental Authority.
     “Legal Impediment” shall mean a legal impediment preventing or restricting the transfer of a Business Asset or the assumption of a Business Liability, as the case may be, in the Restructuring as of the Distribution Date as listed on Schedule 1.01 (Legal Impediments).
     “Liabilities” shall mean any and all losses, charges, debts, demands, Actions, damages, obligations, payments, costs and expenses, bonds, indemnities and similar obligations, covenants, controversies, promises, omissions, guarantees, make whole agreements and similar obligations, and other liabilities, including all contractual obligations, whether absolute or contingent, inchoate or otherwise, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions), order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement or any other Transaction Agreement (other than the Tax Matters Agreement) or incurred by a party hereto or thereto in connection with enforcing its rights to indemnification hereunder or thereunder, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. Solely to the extent such Taxes are expressly dealt with in the Tax Matters Agreement, “Liabilities” shall not include any liabilities for or in respect of Taxes, which shall be governed exclusively by the Tax Matters Agreement.
     “License” shall mean any license, ordinance, authorization, permit, certificate, right, easement, variance, exemption, consent, franchise or approval from any Governmental Authority, domestic or foreign.
     “Merger Agreement” shall have the meaning set forth in the recitals hereof.
     “Net Proceeds” shall have the meaning set forth in Section 5.05(b) hereof.
     “Notice of Claim” shall have the meaning set forth in Section 5.04(a) hereof.
     “Party” and “Parties” shall have the meaning set forth in the preamble hereof.

     “Person” shall mean any natural person, firm, individual, business trust, trust, association, corporation, partnership, limited liability company, joint venture, company, unincorporated entity or Governmental Authority.
     “Record Date” shall mean the close of business on the date to be determined by the Cohesant Board of Directors in accordance with applicable law as the record date for determining stockholders of Cohesant entitled to receive the Distribution.
     “Registration Statement” means the Registration Statement on Form 10 of Spinco relating to the registration under the Exchange Act of Spinco Common Stock, including any amendments or supplements thereto.
     “Representative” shall mean with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.
     “Restructuring” shall mean the internal restructuring undertaken by Cohesant and its Subsidiaries in connection with the transfer of the Business Assets to, and the assumption of the Business Liabilities by, the Spinco Entities.
     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
     “Separation” shall have the meaning set forth in the recitals hereof.
     “Shared Assets” means all of the Assets owned by Cohesant.
     “Spinco” shall have the meaning set forth in the preamble hereof.
     “Spinco Balance Sheet” shall mean the balance sheet of Spinco and the Spinco Entities as of August 31, 2007 prepared on a pro forma basis assuming the Separation was completed as of that date.
     “Spinco Benefit Liabilities” shall have the meaning set forth in Section 1.01 hereof.
     “Spinco Board of Directors” means the Board of Directors of Spinco.
     “Spinco Certificate of Incorporation” means the amended and restated Certificate of Incorporation for Spinco that changes Spinco’s name to Cohesant Inc. and increases the number of authorized shares to 7,000,000 shares of Spinco Common Stock and 1,000,000 shares of preferred stock, $0.001 per value per share.
     “Spinco Common Stock” shall mean common stock of Spinco, $0.001 par value per share.
     “Spinco Contracts” shall mean:
     (a) any Contract that relates exclusively to the Business;

     (b) any Contract which is not included in the GlasCraft Assets or the terms of which create any Business Liabilities; and
     (c) any Contract that is expressly contemplated to be assigned to or retained by Spinco or any other Spinco Entity pursuant to any provision of this Agreement or any other Transaction Agreement (including the exhibits and schedules hereto and thereto).
     “Spinco Entities” shall mean Spinco and each of the Spinco Subsidiaries.
     “Spinco Group” means the Spinco Entities and, after the Effective Time, each of their respective Subsidiaries and Affiliates and any corporation or entity that may become part of such group from time to time, other than the Cohesant Group.
     “Spinco Indemnitee” shall mean Spinco, the Spinco Subsidiaries, each Affiliate of Spinco immediately after the Effective Time, each of the respective present and former Representatives, each of the heirs, executors, successors and assigns of any of the foregoing and each Person, if any, who, at any time after the Distribution, controls Spinco within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act.
     “Spinco Real Property” shall mean all right, title and interest in real property primarily used in the Business.
     “Spinco Shares” shall have the meaning set forth in Section 2.6 hereof.
     “Spinco Subsidiaries” shall mean all direct and indirect Subsidiaries of Cohesant immediately prior to the Distribution other than GlasCraft.
     “Subsidiary” of any Person shall mean any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership or joint venture or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such Person and one or more of its other Subsidiaries or by one or more of such Person’s other Subsidiaries. The term “Subsidiary” shall include all Subsidiaries of any Subsidiary.
     “Taxes” shall mean all federal, state, local or foreign taxes, charges, fees, duties, levies, imposts, rates or other assessments, including income, gross receipts, payroll, employment, unemployment, withholding, social security, disability, commercial activity, excise, real property, personal property, sales, use, license, capital stock, transfer, registration, franchise, value added, estimated or any other taxes of any kind whatsoever, (including any interest, penalties or additions attributable thereto, whether disputed or not and including any liability as a result of being a person required by law to withhold taxes imposed on another person) and a “Tax” shall mean any one of such Taxes.
     “Tax Matters Agreement” shall have the meaning assigned to such term in the Merger Agreement.
     “Third Party Claim” shall have the meaning set forth in Section 5.04(b) hereof.
     “Transaction Agreements” shall mean collectively this Agreement, the Tax Matters Agreement, the Transition Services Agreement, all other documents related to the Transactions, the Merger Agreement, and all other documents relating to the merger.
     “Transactions” shall mean, collectively, the transactions contemplated by this Agreement, the Restructuring, the Distribution, and the Transaction Agreements.
     “Transition Services Agreement” shall have the meaning assigned to such term in the Merger Agreement.
     “Treasury Regulations” shall have the meaning set forth in the Merger Agreement.
ARTICLE II
THE RESTRUCTURING
     Section 2.01 Business Separation.
          (a) Transfer of Assets. On or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, to the extent not already owned by Spinco or a Spinco Subsidiary, Cohesant shall assign, transfer, convey and deliver to Spinco or a Spinco Subsidiary, and cause the applicable Cohesant Subsidiaries to assign, transfer, convey and deliver to Spinco or a Spinco Subsidiary, and Spinco or a Spinco Subsidiary shall accept from Cohesant and the applicable Cohesant Subsidiaries, all of Cohesant’s and the applicable Cohesant Subsidiaries’ respective right, title and interest in all the Business Assets, other than the Delayed Transfer Assets.
          (b) Assumption of Liabilities. On or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, Spinco shall, and shall cause the Spinco Subsidiaries to, assume, pay and agree faithfully to perform and discharge when due all the Business Liabilities (other than the Delayed Transfer Liabilities) in accordance with their respective terms. Spinco or a Spinco Subsidiary shall be responsible for all Business Liabilities, regardless of when or where or against whom such Liabilities are asserted or determined or whether asserted or determined prior to the Distribution Date, and regardless of whether arising from or alleged to arise from the negligence, recklessness, strict liability, violation of Law by or of any Spinco Entity or Cohesant Entity or any of their respective Representatives or Affiliates.
          (c) Delayed Transfer Assets and Liabilities. Notwithstanding anything in this Agreement to the contrary, neither Cohesant nor GlasCraft is obligated to assign, transfer,

convey or deliver to Spinco and Spinco is not obligated to assume any of the rights and obligations under any Delayed Transfer Asset or Delayed Transfer Liability until such time as all Legal Impediments are removed and/or all Consents or Governmental Approvals necessary for the legal transfer and/or assumption thereof are obtained. Each of the Parties hereto agrees that the Delayed Transfer Assets shall be assigned, transferred, conveyed and delivered, and any Delayed Transfer Liabilities shall be assumed in accordance with the provisions of Sections 2.02 and 2.03. On the Closing Date, Cohesant shall deliver to Spinco Schedule 2.01(c) setting forth all material Delayed Transfer Assets and Delayed Transfer Liabilities known to be existing as of the Closing Date. Cohesant shall thereafter, with respect to any such Business Asset, use reasonable best efforts, with the costs of Cohesant related thereto to be promptly reimbursed by Spinco, to hold such Business Asset in trust for the use and benefit of Spinco and, with respect to any such Business Liability, retain such Business Liability for the account of Spinco; and Spinco shall thereafter, with respect to any such Cohesant Asset, use reasonable best efforts, with the costs of Spinco related thereto to be promptly reimbursed by Cohesant, to hold such Cohesant Asset in trust for the use and benefit of Cohesant and, with respect to any such GlasCraft Liability, to retain such GlasCraft Liability for the account of Cohesant, in each case in order to place each Party, insofar as is reasonably possible, in the same position as would have existed had such Delayed Transfer Asset or Delayed Transfer Liability been contributed, assigned, transferred, conveyed, delivered or assumed as contemplated hereby (it being understood that neither Cohesant (with respect to any Business Asset or Business Liability) nor Spinco (with respect to any Cohesant Asset or GlasCraft Liability) shall be required to take any action pursuant to this clause that would, or could reasonably be expected to, result in any financial obligation to it or any restriction on its business or operations. To the extent that Spinco is provided the use or benefit of any Business Asset or has any Business Liability held for its account pursuant to this Section 2.01(c), Spinco shall perform, for the benefit of Cohesant and any third Person, the obligations of Cohesant thereunder or in connection therewith, or as may be directed by Cohesant and if Spinco shall fail to perform to the extent required herein, Spinco shall hold Cohesant harmless and indemnify Cohesant therefor. To the extent that Cohesant is provided the use or benefit of any Cohesant Asset or has any GlasCraft Liability held for its account pursuant to this Section 2.01(c), Cohesant shall perform, for the benefit of Spinco and any third Person, the obligations of Spinco thereunder or in connection therewith, or as may be directed by Spinco and if Cohesant shall fail to perform to the extent required herein, Cohesant shall hold Spinco harmless and indemnify Spinco therefor. Each Party shall, and shall cause its Affiliates to, as and when any such Delayed Transfer Asset or Delayed Transfer Liability becomes contributable, assignable, transferable, conveyable, deliverable or assumable by such Party, effect such contribution, assignment, transfer, conveyance, delivery or assumption, as applicable, as promptly as practicable thereafter without payment of additional consideration.
          (d) Subsequent Transfers. In the event that at any time or from time to time after the Distribution Date any Party hereto (or any Spinco Entity or Cohesant Entity, as applicable) becomes aware that it possesses any Asset or Liability that is allocated to the other Party pursuant to this Agreement or any other Transaction Agreement, such Party shall promptly transfer, or cause to be transferred, such Asset or Liability to the Party so entitled thereto. Prior to any such transfer, the Party possessing such Asset or Liability shall hold such Asset or Liability in trust for any such other Party. As of the Distribution Date, each Party hereto (or, as applicable, such Subsidiary of such Party) shall be deemed to have acquired (or, as applicable, retained) complete and sole beneficial ownership over all the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party (or, after giving effect to the Restructuring and the Distribution, any Subsidiary of such Party) is entitled to acquire or required to assume pursuant to the terms of this Agreement.
          (e) Inter-Company Agreements and Indebtedness.
     (i) On or prior to the Distribution Date, the Cohesant Entities, on the one hand, and the Spinco Entities, on the other hand, shall terminate any and all Contracts, between or among Cohesant and/or any Cohesant Entity, on the one hand, and Spinco and/or any Spinco Entity, on the other hand, effective as of the Distribution Date. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date and all parties shall be released from all obligations thereunder. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.
     (ii) On or prior to the Distribution Date, all Inter-Company Indebtedness shall be paid in full and settled.
     (iii) The provisions of Section 2.01(e)(i) shall not apply to terminate this Agreement, the other Transaction Agreements, or any agreement contemplated by the Merger Agreement.
          (f) Tax Matters. Except as otherwise specifically set forth in this Agreement, (i) the rights and obligations of the Parties with respect to Taxes shall be governed exclusively by the Tax Matters Agreement; and (ii) Taxes shall not be treated as Assets or Liabilities for purposes of, or otherwise governed by, this Section 2.01.
     Section 2.02 Documents Relating to the Transfer of Business Assets and GlasCraft Assets and Assumption of Business Liabilities and GlasCraft Liabilities.
          (a) In furtherance of the assignment, transfer and conveyance of Business Assets and the assumption of Business Liabilities pursuant to this Agreement, on or prior to the Distribution Date and, with respect to Delayed Transfer Assets and Delayed Transfer Liabilities, at such time after the Distribution Date as such Delayed Transfer Asset or Delayed Transfer Liability can be transferred,
          (i) Cohesant shall execute and deliver, and, if applicable, shall cause GlasCraft to execute and deliver, such bills of sale, deeds, lease assignments and assumptions, leases, subleases, stock powers, certificates of title, assignments of Contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of Cohesant’s right, title and interest in and to the Business Assets to Spinco; provided, that the instruments executed and delivered pursuant to this Section 2.02(a)(i) shall be in a form reasonably satisfactory to the Parties and consistent with the terms of this Agreement; and
          (ii) Spinco shall execute and deliver to Cohesant or, if requested, GlasCraft, such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption by Spinco of the Business Liabilities; provided that any instruments executed and delivered pursuant to this Section 2.02(a)(ii) shall be in a form reasonably satisfactory to the Parties and consistent with the terms of this Agreement.
          (b) In furtherance of the retention and exclusion of the GlasCraft Assets and the GlasCraft Liabilities pursuant to this Agreement, on or prior to the Distribution Date,
          (i) Spinco and each of the Spinco Entities shall execute and deliver to Cohesant or, if requested, GlasCraft, such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective retention by Cohesant or GlasCraft of the GlasCraft Assets; provided that any instruments executed and delivered pursuant to this Section 2.02(b)(i) shall be in a form reasonably satisfactory to the Parties; and
          (ii) Spinco and each of the Spinco Entities shall execute and deliver to Cohesant or, if requested, GlasCraft, such assignments of Contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective retention by Cohesant or GlasCraft of the GlasCraft Liabilities; provided that any instruments executed and delivered pursuant to this Section 2.02(b)(ii) shall be in a form reasonably satisfactory to the Parties.
     Section 2.03 [Intentionally Omitted]
     Section 2.04 Novation of Liabilities.
     (a) (i) Before and after the Distribution Date, Spinco shall use its reasonable efforts to (x) obtain, or to cause to be obtained, any release, Consent, substitution, approval or amendment required to novate all Cohesant Entities from and assign all obligations under Contracts, Licenses, Benefit Plans and other obligations or Liabilities of any nature whatsoever that constitute Business Liabilities, or to obtain in writing the unconditional release of all Cohesant Entities to such obligations, so that, in any such case, the Spinco Entities shall be solely responsible for such Business Liabilities; and (y) terminate, or to cause Business Assets to be substituted in all respects for any Assets of the GlasCraft Business (“Cohesant Assets”) in respect of, any Encumbrances on Cohesant Assets which are securing any Business Liabilities.
          (ii) If Spinco is unable to obtain, or to cause to be obtained, any such required release, Consent, substitution, approval or amendment pursuant to Section 2.04(a)(i), the applicable Cohesant Entity shall continue to be bound by such

Contracts, Licenses and other obligations and, unless not permitted by Law or the terms thereof, Spinco shall, as agent or subcontractor for such Cohesant Entity, pay, perform and discharge fully all the obligations or other Liabilities of such Cohesant Entity thereunder from and after the Distribution Date. Spinco (x) shall indemnify and hold harmless each Cohesant Indemnitee and hold it harmless against any Liabilities arising in connection therewith and (y) without the prior written consent of Cohesant, from and after the Distribution Date, shall not, and shall not permit any Spinco Entity to, amend, renew or extend the term of, increase its obligations under or transfer any Contract, License or other obligation for which a Cohesant Entity is or may be liable, which any Cohesant Asset is or may be encumbered, unless all obligations of the Cohesant Entities and all Encumbrances on any Cohesant Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to Cohesant.
     (b) (i) Before and after the Distribution Date, Cohesant shall use its reasonable efforts to (x) obtain, or to cause to be obtained, any release, Consent, substitution, approval or amendment required to novate all Spinco Entities from and assign all obligations under Contracts, Licenses and other obligations or Liabilities of any nature whatsoever that constitute Liabilities of any Cohesant Entity, or to obtain in writing the unconditional release of all Spinco Entities to such obligations, so that, in any such case, the Cohesant Entities shall be solely responsible for such GlasCraft Liabilities; and (y) terminate, or to cause Cohesant Assets to be substituted in all respects for any Business Assets in respect of, any Encumbrances on Business Assets which are securing any GlasCraft Liabilities.
          (ii) If Cohesant is unable to obtain, or to cause to be obtained, any such required release, Consent, approval, substitution or amendment pursuant to Section 2.04(b)(i), the applicable Spinco Entity shall continue to be bound by such Contracts, Licenses and other obligations and, unless not permitted by Law or the terms thereof, Cohesant shall, as agent or subcontractor for such Spinco Entity, pay, perform and discharge fully all the obligations or other Liabilities of such Spinco Entity thereunder from and after the Distribution Date. Cohesant (x) shall indemnify and hold harmless each Spinco Indemnitee and hold each of them harmless against any Liabilities arising in connection therewith and (y) without the prior written consent of Spinco, from and after the Distribution Date, shall not, and shall not permit any Cohesant Entity to, amend, renew or extend the term of, increase its obligations under or transfer any Contract, License or other obligation for which a Spinco Entity is or may be liable or for which any Business Asset is or may be encumbered unless all obligations of the Spinco Entities and all Encumbrances on any Business Asset with respect thereto are thereupon released and terminated by documentation reasonably satisfactory in form and substance to Spinco.
     Section 2.05 Issuance of Stock. At or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, the Parties shall take all steps necessary so that on the Distribution Date all of the shares of Spinco Common Stock outstanding and held by Cohesant shall equal that number of shares of Cohesant Common Stock outstanding on the Record Date (the “Spinco Shares”).
     Section 2.06 Other Transaction Agreements. At or prior to the Distribution Date and subject to the satisfaction or waiver of the conditions set forth in Section 7.01, each of Cohesant and Spinco shall execute and deliver the other Transaction Agreements that were not previously executed and delivered.
     Section 2.07 Spinco Certificate of Incorporation and Bylaws. Prior to the Distribution Date and prior to the consummation of the transactions contemplated by Section 2.01, (a) the Spinco Board of Directors will (i) approve the Spinco Certificate of Incorporation and will cause the same to be filed with the Secretary of State of Delaware; (ii) adopt new bylaws and (b) Cohesant and Spinco will take such action as is necessary to cause to be approved the Spinco Certificate of Incorporation in accordance with the Delaware General Corporation Law.
ARTICLE III
THE DISTRIBUTION
     Section 3.01 Record Date and Distribution Date. Prior to the Distribution Date, the Cohesant Board of Directors, in accordance with applicable Law, shall establish the Record Date and the Distribution Date and any appropriate procedures in connection with the Distribution, including authorizing Cohesant to effect the Distribution immediately prior to the Effective Time. Cohesant will give the NASD not less than ten days’ notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act.
     Section 3.02 The Distribution Agent. Prior to the Distribution Date, Cohesant shall enter into an agreement with the Distribution Agent (the “Distribution Agent Agreement”), which shall be on terms that are satisfactory to Spinco, providing for the Distribution of Spinco Shares in accordance with the terms of this Agreement.
     Section 3.03 Delivery of Share Certificates to the Distribution Agent. Subject to the satisfaction or waiver of the conditions set forth in Section 7.01 (other than conditions that by their nature are to be satisfied at the time of the Restructuring or the Distribution and shall in fact be satisfied at such time), on or prior to the Distribution Date, Cohesant shall deliver to the Distribution Agent (i) for the benefit of holders of record of Cohesant Common Stock on the Record Date, book entry transfer authorizations for such number of shares of Spinco Common Stock equal to the Spinco Shares to be distributed in connection with the Distribution; and (ii) all information required to complete the Distribution on the basis set forth herein and under the Distribution Agent Agreement. Following the Distribution Date, upon request of the Distribution Agent, Spinco shall provide to the Distribution Agent all certificates for shares (or book-entry transfer authorizations) of Spinco Common Stock that the Distribution Agent shall require in order to further effect the Distribution.
     Section 3.04 The Distribution. Subject to the satisfaction or waiver of the conditions set forth in Section 7.01, the Distribution shall be effective on the Distribution Date and

Cohesant shall instruct the Distribution Agent at or prior to the Effective Time to distribute, on or as soon as practicable after the Distribution Date, to each holder of record of Cohesant Common Stock as of the Record Stock, one (1) share of Spinco Common Stock for each one (1) share of Cohesant Common Stock held by such record holder on the Record Date. Spinco agrees to provide all book entry registration authorizations for shares of Spinco Common Stock that Cohesant shall require (after giving affect to Section 2.05) in order to affect the Distribution. Spinco shall direct the Distribution Agent to distribute on the Distribution Date or as soon as reasonably practicable thereafter the appropriate number of shares of Spinco Common Stock to each such holder or designated transferee of such holder.
     Section 3.05 Fractional Interests; Unclaimed Stock.
          (a) No Fractional Shares. Notwithstanding anything herein to the contrary, no certificate or scrip representing fractional shares of Spinco Common Stock shall be delivered to the Distribution Agent for the benefit of holders of record of Cohesant Common Stock on the Record Date (“Cohesant Stockholders”).
          (b) Unclaimed Stock. Any Spinco Common Stock made available to the Distribution Agent that remains undistributed 180 days after the Distribution Date shall be delivered to Spinco. Spinco shall hold such Spinco Common Stock for the account of such Cohesant Stockholders and any such Cohesant Stockholder shall look only to Spinco for such Spinco Common Stock subject to applicable escheat or other abandoned property Laws.
     Section 3.06 Timing of the Distribution. Cohesant shall consummate the Separation as promptly as practicable after satisfaction (or waiver to the extent permissible) of all of the conditions to the Restructuring and the Distribution specified in Section 7.01 (other than conditions that by their nature are to be satisfied at the time of the Restructuring or Distribution and shall in fact be satisfied at such time). The Restructuring shall occur on the Distribution Date prior to the Distribution, which shall occur at a time to be mutually agreed by the Parties on the Distribution Date.
ARTICLE IV
ADDITIONAL COVENANTS
     Section 4.01 Access to Information.
          (a) Except in the case of an adversarial Action by one Party against the other Party (which shall be governed by such discovery rules as may be applicable thereto), each of Cohesant and Spinco, on behalf of the Cohesant Entities and the Spinco Entities, respectively, agrees to provide, or cause to be provided, to each other as soon as reasonably practicable after written request therefor, subject to applicable Laws relating to the exchange of information, and only in such manner that does not cause unreasonable disruption of the business of such Person, any Information in the possession or under the control of such Person that the requesting party reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on the requesting party (including under applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting party, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any other Transaction Agreement; provided, however, that (A) the requesting Person shall agree in writing to keep any Information that incorporates proprietary, confidential or privileged information of the providing Person confidential, except to the extent that such records or documents are required to be disclosed by Law or legal process, (B) each Party agrees to notify the providing Person of any Action whereby such requesting Person might be required to disclose proprietary, confidential or privileged information, so that the providing Person may seek a protective order in any such Action, (C) in the event that any Party determines that any such provision of information could be commercially detrimental, violate any Law or provision of any material Contract, or waive any attorney-client privilege, the Parties shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, (D) if information other than that pertaining to the Business or the GlasCraft Business is contained in such records, Cohesant and Spinco shall either agree that such information may be omitted or redacted by the providing Person, or shall enter into appropriate secrecy commitments to protect such information and (E) this Article IV shall not apply to matters relating to Taxes which shall be exclusively governed by the Tax Matters Agreement. Cohesant and Spinco intend that any transfer of Information that would otherwise be within the attorney-client privilege shall not operate as a waiver of any potentially applicable privilege.
          (b) Following the Effective Time, each party shall make its employees reasonably available during normal business hours and on reasonable prior notice to provide an explanation of any Information provided hereunder.
     Section 4.02 Ownership of Information. Any Information owned by either the Spinco Entities or the Cohesant Entities that is provided to a requesting party pursuant to Section 4.01 shall be deemed to remain the confidential property of the providing Party. Unless specifically set forth herein or in any Transaction Agreement, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such Information.
     Section 4.03 Compensation for Providing Information. Subject to the terms of the Transition Services Agreement, the Party requesting such Information agrees to reimburse the other Party for the reasonable costs, if any, of creating, gathering and copying such Information, and making its employees available, to the extent that such costs are incurred for the benefit of the requesting Party. Except as may be otherwise specifically provided elsewhere in this Agreement or in any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.
     Section 4.04 Record Retention. To facilitate the possible exchange of Information pursuant to this Article IV and other provisions of this Agreement after the Distribution Date, the Parties agree to use their reasonable efforts to retain all Information in their respective possession or control relating to the Business, the GlasCraft Business, Assets or Liabilities on the Distribution Date in accordance with their respective record retention policies. No Party will destroy, or permit any of its Subsidiaries to destroy, any Information that the other Party may have the right to obtain pursuant to this Agreement prior to the sixth anniversary of the date hereof without first using its reasonable efforts to notify the other Party of the proposed destruction and giving the other Party the opportunity to take possession of such Information prior to such destruction; provided, however, that (i) in the case of any Information relating to Taxes or to Environmental Claims, such period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof); and (ii) in the case of any Information relating to Taxes, such Party shall have the opportunity, at their cost and expense, to remove and retain all or any part of such Information upon the expiration of such statute of limitations. Spinco and Cohesant intend that any transfer of Information that would otherwise be within the attorney-client privilege shall not operate as a waiver of any potentially applicable privilege.
     Section 4.05 Limitation of Liability. No Party shall have any liability to any other Party in respect of Information exchanged or provided pursuant to this Article IV.
     Section 4.06 Other Agreements Providing for Exchange of Information. The rights and obligations granted under this Article IV are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange or confidential treatment of Information set forth in any Transaction Agreement.
     Section 4.07 Production of Witnesses. Subject to Section 4.04, after the Distribution Date, except in the case of an adversarial Action by one Party against the other Party (which shall be governed by such discovery rules as may be applicable thereto), each of Cohesant and Spinco shall use its reasonable efforts, and shall use its reasonable efforts to cause each Cohesant Entity or Spinco Entity, as applicable, to make available to the other Party or any Affiliate or Subsidiary of the other Party, upon written request, such Party’s (and its Affiliates’ and Subsidiaries’) former (to the extent practicable) and current (to the extent practicable) directors, officers and employees as witnesses or otherwise to the extent that the requesting Party (giving consideration to business demands of such directors, officers and employees) reasonably determines that such Information relates to any such Action, administrative or other proceedings (including preparation for such matters or proceedings) relating to the Business or the GlasCraft Business on or prior to the Distribution Date. The costs and expenses incurred in the provision of such witnesses and information shall be paid by the Party requesting the availability of such Persons.
     Section 4.08 Employees and Employee Benefit Plans.
     (a) As of the Distribution Date, the Business Employees set forth on Schedule 4.08(a) shall cease to be employees of Cohesant and its Subsidiaries (as applicable) and shall become employees of Spinco or its Subsidiaries (as applicable). Any employment records maintained by Cohesant relating to any such Business Employees shall be transferred to Spinco. As of the Distribution Date, Cohesant shall resign and cease to be the plan sponsor, named fiduciary, plan administrator, policyholder, and any similar capacity under any governing document, trust, insurance contract, annuity contract and other funding arrangement and any administrative services agreement and will no longer have or exercise any rights, privileges, authorities and obligations with respect to any and all Benefit Plans. As of the Distribution Date, Spinco shall adopt, assume and become the plan sponsor, named fiduciary, plan administrator, policyholder and hold any similar position with respect to such Benefit Plans and any and all trusts, insurance contracts, annuity contracts and other funding arrangements and any administrative services agreements related thereto. As of the Distribution Date, each Benefit Plan shall be amended to provide for the foregoing. As of the Distribution Date and continuing through the Effective Time:
     (i) Cohesant and its Subsidiaries shall become and assume the rights and authorities as participating employers with respect to each of the Benefit Plans;
     (ii) the GlasCraft Employees and their dependants shall be and remain eligible participants and shall be entitled to all rights and benefits under each such Benefit Plan in accordance with the terms of each such Benefit Plans as in effect immediately prior to the Distribution Date;
     (iii) Cohesant and GlasCraft shall be and remain liable for any Cohesant Benefits Liabilities as of the Distribution Date; and
     (iv) Cohesant and GlasCraft shall continue to offer, provide and pay for each Benefit Plan with respect to GlasCraft Employees and their dependants, and Spinco and its Subsidiaries shall continue to offer, provide and pay for each Benefit Plan with respect to Business Employees and their dependants and any other Liabilities in connection with the Benefit Plans.
     (b) From and after the Distribution Date, except with respect to Cohesant Benefits Liabilities, Spinco, its Subsidiaries and each Benefit Plan shall retain and be solely responsible for:
     (i) any Spinco Benefits Liabilities and any other Liabilities arising under or in any way related to the Benefit Plans, whether arising prior to, on, or after the Distribution Date;
     (ii) coverage and any benefits related thereto for each and any COBRA beneficiaries and any “M&A qualified beneficiaries” (as such term is defined under regulations issued pursuant to continuation coverage under Code Section 4980B and ERISA Section 601, et. seq.);
     (iii) medical, dental and vision plan claims incurred but not paid as of the Distribution Date; and
     (iv) any expense related to the full vesting of participant accounts as of the Effective Time of the Merger as set forth in Section 12.2 (c)(i) of the Merger Agreement.
     (c) Nothing in this Section 4.08 shall reduce or modify any rights or benefits of any participant or eligible employee under any Benefit Plan, nor shall anything in this Section be construed as providing any rights to any employee or dependant as a third party beneficiary with respect to the matters set forth in this Section 4.08. Cohesant and Spinco shall cooperate and take any action reasonably requested by the other to document or confirm the actions required by this Section 4.08.
     Section 4.09 Non-Competition and Non-Solicitation.
     (a) Non-Competition. Except as expressly contemplated by this Agreement or the Transaction Agreements, during the five-year period immediately following the Effective Time, the Spinco Entities will not, directly or through another Person, in the United States or in any other geographical location in which Cohesant or GlasCraft is then doing business, (i) own, manage, operate, control, participate in, invest in, lend money to, acquire or hold any investment in, perform services for, or otherwise carry on, a business similar to or competitive with the GlasCraft Business, (ii) sell equipment that is competitive to Graco or GlasCraft or (iii) sell specialized equipment systems for dispensing epoxies and other specialty coatings to any Person other than their licensees and franchisees in connection with the operation of the Business (each of (i)–(iii) above, a “Competitive Activity”). The ownership by any of the Spinco Entities, as a passive investment, of less than 5% of the outstanding shares of capital stock of any corporation listed on a national securities exchange or publicly traded in the over-the-counter market shall not constitute a violation of this Section 4.09(a).
     (b) Non-Solicitation of Employees. Except as expressly contemplated by this Agreement or the Transaction Agreements, during the five-year period immediately following the Effective Time, the Spinco Entities will not, on its own behalf or on behalf of any other Person, directly or indirectly, hire, engage, solicit or attempt to solicit any person who is then an employee of the Cohesant Group; provided, however, that the prohibition against solicitation shall not apply to solicitations made to the general public (e.g. newspaper advertisements) not specifically addressed at any such employee.
     (c) Non-Solicitation of Others. Except as expressly contemplated by this Agreement or the Transaction Agreements, during the five-year period immediately following the Effective Time, the Spinco Entities will not, directly or through another Person, in any manner or capacity, (i) solicit or attempt to solicit any Person or entity who was a customer of Spinco, Cohesant or GlasGraft during the eighteen (18) months immediately prior to the date hereof or who becomes a customer of Cohesant or GlasCraft during the term of the Transition Services Agreement for the purposes of selling, marketing or engaging in any Competitive Activity, or (ii) solicit, request, advise or induce any supplier or other business contact of Cohesant or GlasCraft to cancel, curtail or otherwise adversely change its relationship with Cohesant or GlasCraft.
     Section 4.10 Intellectual Property. In the event that any Intellectual Property constituting a Business Shared Asset (whether or not set forth on Exhibit B hereto, as updated in accordance with Section 8.01(d)) has historically been used in connection with the GlasCraft Business at any time prior to the Distribution Date (any such Intellectual Property being the “Shared Intellectual Property”), Spinco, for itself and on behalf of the Spinco Group, hereby grants to the Cohesant Group a perpetual, global, royalty-free license to use the Shared Intellectual Property for purposes of conducting the GlasCraft Business. Cohesant, for itself and on behalf of the Cohesant Group, hereby acknowledges and agrees that the license of the Shared

Intellectual Property granted hereby is limited to the Cohesant Group’s use of the Shared Intellectual Property for purposes of conducting the GlasCraft Business, and Cohesant, for itself and on behalf of the Cohesant Group, hereby agrees to use the Shared Intellectual Property only for such purposes.
     Section 4.11 No Representations or Warranties. EXCEPT AS EXPRESSLY SET FORTH HEREIN: (A) NEITHER COHESANT NOR GLASCRAFT NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY OFANY KIND WHATSOEVER, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS ASSETS OR THE BUSINESS LIABILITIES, ANY OF THE TRANSACTIONS (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR THE CONDITION OR PROSPECTS (FINANCIAL OR OTHERWISE) OF, OR ANY OTHER MATTER INVOLVING THE BUSINESS ASSETS OR BUSINESS LIABILITIES; (B) ALL OF THE BUSINESS ASSETS TO BE TRANSFERRED OR THE BUSINESS LIABILITIES TO BE ASSUMED OR TRANSFERRED IN ACCORDANCE WITH THIS AGREEMENT OR ANY OTHER TRANSACTION AGREEMENT SHALL BE TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS, AND ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR OTHERWISE ARE HEREBY EXPRESSLY DISCLAIMED; AND (C) EXCEPT AS MAY BE EXPRESSLY SET FORTH IN ANY TRANSACTION AGREEMENT, NONE OF THE PARTIES HERETO OR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY INFORMATION MADE AVAILABLE IN CONNECTION WITH THE RESTRUCTURING, THE DISTRIBUTION OR THE MERGER OR THE ENTERING INTO OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS OR THE TRANSACTIONS.
ARTICLE V
MUTUAL RELEASES; INDEMNIFICATION
     Section 5.01 Release of Pre-Closing Claims.
          (a) Except as provided in Section 5.01(c), effective as of the Distribution Date, Cohesant shall, for itself and each other Cohesant Entity, remise, release and forever discharge each Spinco Entity from any and all Liabilities whatsoever owing to any Cohesant Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, whether or not known as of the Distribution Date, including in connection with the transactions and all other activities to implement the Restructuring and the Distribution.
          (b) Except as provided in Section 5.01(c), effective as of the Distribution Date, Spinco shall, for itself and each Spinco Entity, remise, release and forever discharge each Cohesant Entity from any and all Liabilities whatsoever owing to any Spinco Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Distribution Date, whether or not known as of the Distribution Date, including in connection with the transactions and all other activities to implement the Restructuring and the Distribution.
          (c) Nothing contained in Sections 5.01(a) or (b) shall impair any right of any Person to enforce this Agreement, including, without limitation, the indemnification obligation in Sections 5.02 and 5.03 herein, any other Transaction Agreement or any Contract between any Spinco Entity and any Cohesant Entity that does not terminate as of the Distribution Date, in each case in accordance with its terms. In addition, nothing contained in Section 5.01(a) or (b) shall release any Person from:
     (i) any Liability provided in or resulting from any Contract between any Spinco Entity, on the one hand, and any Cohesant Entity, on the other hand, that does not terminate as of the Distribution Date;
     (ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to any Spinco Entity or Cohesant Entity, as the case may be, in accordance with, or any other Liability of such Person under, this Agreement or any other Transaction Agreement;
     (iii) any Liability, the release of which would result in the release of any Person other than a Cohesant Entity or a Spinco Entity; provided that the Parties agree not to bring suit or permit any of their Subsidiaries to bring suit against any Person with respect to any Liability to the extent that such Person would be released with respect to such Liability by this Section 5.01 but for the provisions of this clause (iii); or
     (iv) any Inter-Company Indebtedness due and owing to the Cohesant Group or the Spinco Group up to and through the Effective Time.
          (d) No Actions as to Released Claims. Spinco agrees, for itself and as agent for each Spinco Entity, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Cohesant or any Cohesant Entity, with respect to any Liabilities released pursuant to this Section 5.01. Cohesant agrees, for itself and as agent for each Cohesant Entity, not to make any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Spinco or any other Spinco Entity, with respect to any Liabilities released pursuant to this Section 5.01.
          (e) Further Instruments. At any time, at the request of any other Party, each Party shall cause each other Spinco Entity or Cohesant Entity, as applicable, to execute and deliver releases reflecting the provisions of this Section 5.01.

     Section 5.02 Indemnification by Spinco. Spinco shall, and shall cause each other Spinco Entity to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless Cohesant Indemnitees from, against and in respect of losses, claims, liabilities, damages, costs and expenses relating to:
     (a) the Business Liabilities (including any Delayed Transfer Liabilities and any Liabilities listed on Exhibit A or Exhibit A-1);
          (b) any and all Liabilities (including Third Party Claims) imposed on, sustained, incurred or suffered by any of Cohesant Indemnitees that relate to, arise out of or result from the failure of Spinco or any other Spinco Entity or any other Person to pay, perform or otherwise promptly discharge any Business Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date;
          (c) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, contained in the Registration Statement or the joint proxy and information statement (together with any amendments or supplements thereto), to be used to solicit proxies in connection with the Merger Agreement and to provide holders of Cohesant Company Stock with information relevant to the Separation;
          (d) any breach by Spinco or any Spinco Entity of this Agreement or any of the Transaction Agreements;
          (e) the failure by Spinco to perform in connection with any Delayed Transfer Asset or Delayed Transfer Liability held by Cohesant for Spinco’s benefit pursuant to Section 2.01(c); and
          (f) any breach of or inaccuracy in the representation and warranty contained in Section 10.01 hereof.
     Section 5.03 Indemnification by Cohesant. Cohesant shall, and shall cause each other Cohesant Entity to indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless the Spinco Indemnitees from, against and in respect of any losses, claims, liabilities, damages, costs and expenses relating to:
          (a) GlasCraft Liabilities;
          (b) any and all Liabilities (including Third Party Claims) imposed on, sustained, incurred or suffered by any of the Spinco Indemnitees and that relate to, arise out of or result from the failure of any other Cohesant Entity or any other Person to pay, perform or otherwise promptly discharge any GlasCraft Liabilities in accordance with their terms, whether occurring, arising, existing or asserted before, on or after the Distribution Date;
          (c) any breach by Cohesant or any Cohesant Entity of this Agreement or any of the Transaction Agreements; and

          (d) the failure by Cohesant to perform in connection with any Delayed Transfer Asset or Delayed Transfer Liability held by Spinco for Cohesant’s benefit pursuant to Section 2.01(c).
     Section 5.04 Indemnification Procedures.
          (a) Notice of Claims. An Indemnitee shall give written notice (a “Notice of Claim”) to the Indemnifying Party within 20 Business Days after the Indemnitee has knowledge of any Third Party Claim which an Indemnitee has determined has given or could reasonably be expected to give rise to a right of indemnification under this Agreement. No failure to give such Notice of Claim within the time period specified above shall affect the indemnification obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party can demonstrate such failure materially prejudiced such Indemnifying Party’s ability to successfully defend the matter giving rise to the claim. The Notice of Claim shall state the nature of the claim, the amount of the liability, if known, and the method of computation thereof, all with reasonable particularity and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.
          (b) Third Party Claims. The obligations and liabilities of an Indemnifying Party under this Article V with respect to Liabilities arising from claims of any third party that are subject to the indemnification provisions provided for in this Article V (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions. The Indemnitee at the time it gives a Notice of Claim to the Indemnifying Party of the Third Party Claim shall advise the Indemnifying Party that the Indemnifying Party shall be permitted, at its option, to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice reasonably satisfactory to the Indemnitee if (i) it gives written notice of its intention to do so to the Indemnitee within 20 days of its receipt of the Notice of Claim; (ii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief; (iii) settlement of, or an adverse judgment with respect to, the Third Party Claim is not, in the good faith judgment of the Indemnitee, likely to establish a precedential custom or practice materially adverse to the continuing business interests or the reputation of the Indemnitee; and (iv) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently. In the event the Indemnifying Party exercises its right to undertake the defense against any such Third Party Claim as provided above, the Indemnitee shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses and Information in its possession or under its control relating thereto as is reasonably required by the Indemnifying Party, and the Indemnitee may participate by its own counsel and at the cost and expense of the Indemnifying Party in defense of such Third Party Claim; provided, however, that if the defendants in any Action shall include both the Indemnitee and the Indemnifying Party and such Indemnitee shall have concluded in good faith that counsel selected by the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to such Indemnitee, such Indemnitee shall have the right to select separate counsel reasonably acceptable to the Indemnifying Party to participate in the defense of such Action on its behalf, at the expense of the Indemnifying Party; provided, further, that such Indemnifying Party shall not, in connection with any one such Action or separate but substantially similar or related Actions, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel). Notwithstanding the foregoing, the Indemnitee, during the period the Indemnifying Party is determining whether to elect to assume the defense of a matter covered by this Section 5.04(b), may take such reasonable actions, at the Indemnifying Party’s expense, as it deems necessary to preserve any and all rights with respect to the matter, without such actions being construed as a waiver of the Indemnitee’s rights to defense and indemnification pursuant to this Agreement. In the event the Indemnitee is, directly or indirectly, conducting the defense against any such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnitee in such defense and make available to it all such witnesses and Information in its possession or under its control relating thereto as is reasonably required by the Indemnitee and the Indemnifying Party may participate by its own counsel and at its own expense in the defense of such Third Party Claim.
          (c) Settlement Procedures. Unless otherwise required by Law, in no event shall an Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld); provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. If the Indemnifying Party acknowledges in writing liability for a Third Party Claim (as between the Indemnifying Party and the Indemnitee), the Indemnifying Party shall be permitted to enter into, and the Indemnitee shall agree to, any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim and releases the Indemnitee completely in connection with such Third Party Claim and that would not otherwise adversely affect the Indemnitee; provided, further, that the Indemnifying Party shall not agree to any other settlement, compromise or discharge of a Third Party Claim not described above without the prior written consent of the Indemnitee (such consent not to be unreasonably withheld).
          (d) Direct Claims. Any claim on account of a Liability that does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. Such Indemnifying Party shall have a period of 30 days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such 30-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such 30-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the other Transaction Agreements.
     Section 5.05 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.
          (a) The amount of any loss shall be: (i) increased (retroactively or prospectively) to take into account any net Tax cost actually incurred by an Indemnitee arising from any payments received from the Indemnifying Party (grossed up for such increase); and

(ii) reduced (retroactively or prospectively) to take into account any net Tax benefit actually realized by an Indemnitee arising from the incurrence or payment of any such loss. In computing the amount of such Tax cost or Tax benefit, an Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any payment with respect to any such loss or the incurrence or payment of any such loss. If an Indemnitee shall have received or accrued the payment required by this Agreement from an Indemnifying Party and shall subsequently actually realize any net Tax benefit arising from the incurrence or payment of such loss, then such Indemnitee promptly shall pay to such Indemnifying Party a sum equal to the amount of such net Tax benefit, up to the aggregate amount of any payments received from such Indemnifying Party pursuant to this Agreement in respect of such loss.
          (b) To the extent that any Liability that is subject to indemnification under this Agreement is covered by insurance, the amount of any indemnity payment shall be reduced by the Net Proceeds of any insurance policy paid to the Indemnitee with respect to such Liability. For purposes of this Section 5.05, “Net Proceeds” shall mean the insurance proceeds actually received, less any actual, additional, or increased premium, deductibles, co-payments, other payment obligations (including attorneys’ fees and other costs of collection) or the present value of any future cost which is quantifiable with reasonable certainty, that relates to or arises from the making of the claim for indemnification. If any Indemnitee recovers an amount from a third Person in respect of any Liability for which indemnification is provided in this Agreement after the full amount of such indemnifiable Liability has been paid by an Indemnifying Party or after an Indemnifying Party has made a payment of such indemnifiable Liability and the amount received from the third Person exceeds the remaining unpaid balance of such indemnifiable Liability, then the Indemnitee will promptly remit to the Indemnifying Party the excess (if any) of (i) the sum of the amount previously paid by such Indemnifying Party in respect of such indemnifiable Liability plus the amount received by such Indemnified Party from such third Person in respect of such indemnifiable Liability (after deducting any costs and expenses that have not yet been paid or reimbursed by the Indemnifying Party); minus (ii) the full amount of such indemnifiable Liability. An insurer or other third Person who would otherwise be obligated to pay any Liability shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification and contribution provisions hereof, have any subrogation rights with respect thereto, it being understood and agreed that no insurer or any third Person shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification and contribution provisions) by virtue of the indemnification and contribution provisions hereof.
          (c) In no event shall an Indemnifying Party be liable for special, punitive, exemplary, incidental, consequential or indirect damages, or lost profits of an Indemnitee, whether based on contract, tort, strict liability, other Law or otherwise, provided such exclusion of damages shall not apply to claims for such damages made as part of a Third Party Claim. An Indemnitee shall take all reasonable steps to mitigate a Liability upon becoming aware of any event, which could reasonably be expected to give rise to such Liabilities. Liabilities shall be determined after taking into account any indemnity, contribution or other similar payment received by the Indemnitee from any third party with respect thereto.

     Section 5.06 Additional Matters.
          (a) No Relief of Insurer Obligations. An insurer who would otherwise be obligated to defend or make payment in response to any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions hereof) by virtue of the indemnification provisions hereof.
          (b) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
          (c) Not Applicable to Taxes. The provisions of this Article V shall not apply to Taxes or any related matters (which are covered by the Tax Matters Agreement).
          (d) Joint Defense and Cooperation. With respect to any Third Party Claim in which both Cohesant and Spinco are, or reasonably may be expected to be, named as parties, or that otherwise implicates both Cohesant and Spinco in a material fashion, the Parties shall reasonably cooperate with respect to such Third Party Claim and if the Parties agree, maintain a joint defense in a manner that will preserve applicable privileges.
          (e) Survival. All covenants and agreements of the parties contained in this Agreement shall survive each of the Separation, the Distribution and the Restructuring.
ARTICLE VI
INSURANCE
     Section 6.01 Insurance Coverage; Cooperation. All insurance policies of Cohesant shall constitute Cohesant Assets and shall be retained by Cohesant and the other Cohesant Entities, together with all rights, benefits and privileges thereunder (including the right to receive any and all return premiums with respect thereto), except that Spinco will have the rights in respect of Insurance Policies to the extent described in Section 6.02. Each of Cohesant and Spinco shall use reasonable efforts to share such information as is reasonably necessary in order to permit the other to manage and conduct its insurance matters in an orderly fashion. Each of Cohesant and Spinco, at the request of the other, shall use reasonable efforts to cooperate with and assist the other in recoveries for claims made under any insurance policy for the benefit of any Spinco Entity or Cohesant Entity, as applicable, and neither Cohesant nor Spinco, nor any Spinco Entity or Cohesant Entity, as applicable, shall take any action which would be reasonably likely to jeopardize or otherwise interfere with the ability of any Spinco Entity or Cohesant Entity, as applicable, to collect any proceeds payable pursuant to any insurance policy. Nothing in this Section 6.01 shall (x) preclude any Spinco Entity or Cohesant Entity, as applicable from presenting any claim or from exhausting any policy limit, (y) require any Spinco Entity or Cohesant Entity, as applicable, to pay any premium or other amount or to incur any Liability or (z) require any Spinco Entity or Cohesant Entity, as applicable, to renew, extend or continue any policy in force.
     Section 6.02 Rights Under Insurance Policies. Except as otherwise specified in this Article VI or any other Transaction Agreement, the Spinco Entities shall have no rights with respect to any insurance policies of Cohesant, except that Spinco will have the right to (x) assert claims and to resolve existing and pending claims under Insurance Policies for any loss, liability or damage arising out of insured incidents to the extent relating to the Business occurring from the date coverage thereunder first commenced until the Distribution Date and (y) acquire all rights, privileges and proceeds of such Insurance Policies relating to the claims specified in clause (x); provided that, (i) all of Cohesant’s and each Cohesant Entity’s reasonable out-of-pocket costs and expenses, if any, incurred in connection with the foregoing shall be promptly paid by Spinco and (ii) Cohesant and the Cohesant Entities may, at any time, without liability or obligation to any Spinco Entity, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any Insurance Policy (and such Insurance Policy shall be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications). No Cohesant Entity shall bear any Liability for the failure of an insurer to pay any claim under any Insurance Policy. Notwithstanding anything to the contrary herein, Spinco may at any time, and from time to time, inform Cohesant by written notice that it desires to terminate its rights to assert claims under any or all Insurance Policies, in which case Spinco’s rights to assert claims relating to Business Liabilities under such Insurance Policy or Policies shall terminate immediately. In the case of any amendments, commutations, terminations, buy-outs, extinguishments and modifications of an Insurance Policy, Cohesant shall provide reasonable advance notice thereof to Spinco and shall reasonably cooperate with Spinco to assist Spinco in obtaining insurance policies under which Spinco is an insured party.
     Section 6.03 Spinco Insurance Coverage After the Distribution Date. From and after the Distribution Date, Spinco, and Spinco alone, shall be responsible for obtaining and maintaining insurance programs for its risk of loss and such insurance arrangements shall be separate and apart from Cohesant’s insurance programs.
     Section 6.04 Responsibilities for Self-Insured Obligations and Other Obligations.
          (a) Spinco will reimburse Cohesant for Spinco’s pro rata share (based on the aggregate amount of proceeds received in respect of claims relating to Business Liabilities under such Insurance Policy by the Spinco Entities) of all amounts necessary to exhaust or otherwise satisfy all applicable self-insured retentions and Spinco’s pro rata share of all amounts for fronted policies, overages, deductibles and retrospective or prospective premium adjustments and similar amounts not covered by Insurance Policies.
          (b) Each of Cohesant and Spinco does hereby, for itself and each other Cohesant Entity and Spinco Entity, agree that all duties and obligations under any Insurance Policy, including the fulfillment of any conditions and the payment of any deductibles, retentions, co-insurance payment or retrospective premiums, that correspond in any way with or may be necessary to perfect, preserve or maintain an insured’s right to obtain benefits under that Insurance Policy, will be performed by the insured that is seeking the benefits under that Insurance Policy, subject to the indemnification provisions herein.
     Section 6.05 Claims Administration. Cohesant or its designee shall be responsible for the claims administration with respect to claims of any Cohesant Entity under Insurance Policies; and Spinco or its designee shall be responsible for the claims administration with respect to claims of Spinco under Insurance Policies.
     Section 6.06 Procedures Regarding Insufficient Limits of Liability. In the event that there are insufficient limits of liability available under the Insurance Policies in effect prior to the Distribution Date to cover the Liabilities of the Cohesant Entities and/or the Spinco Entities that would otherwise be covered by such Insurance Policies, then no Spinco Entity shall be entitled to recovery for any claims under such Insurance Policies until the claims of all Cohesant Entities have been satisfied thereunder. If any Spinco Entity has received proceeds under any such Insurance Policies, Spinco shall reimburse Cohesant all amounts to which any Cohesant Entity would have been entitled had its claim under such Insurance Policies arisen prior to any recovery thereunder by any Spinco Entity.
     Section 6.07 Cooperation. Cohesant and Spinco will use their reasonable efforts to cooperate with each other and execute any additional documents which are reasonably necessary to effectuate the provisions of this Article VI.
     Section 6.08 No Assignment or Waiver. This Agreement shall not be considered as an attempted assignment of any rights or interest in violation of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any Cohesant Entity in respect of any Insurance Policy or any other Contract or policy of insurance.
     Section 6.09 No Liability. Spinco does hereby, for itself and as agent for each Spinco Entity, agree that no Cohesant Entity or any Cohesant Indemnitee shall have any Liability whatsoever as a result of the insurance policies and practices of Cohesant and its Subsidiaries as in effect at any time prior to the Distribution Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy or the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise.
     Section 6.10 No Restrictions. Nothing in this Agreement shall be deemed to restrict any Spinco Entity from acquiring at its own expense any other insurance policy in respect of any Liabilities or covering any period.
     Section 6.11 Further Agreements. The Parties acknowledge that they intend to allocate financial obligations without violating any Laws regarding insurance, self-insurance or other financial responsibility. If it is determined that any action undertaken pursuant to this Agreement or any other Transaction Agreement is violative of any insurance, self-insurance or related financial responsibility Law, the Parties agree to work together to do whatever is necessary to comply with such Law while trying to accomplish, to the greatest possible extent, the allocation of financial obligations as intended in this Agreement and any other Transaction Agreement.
     Section 6.12 Each of Cohesant and Spinco shall use its respective reasonable best efforts to collect any proceeds under its respective available and applicable third-party insurance policies (not reinsured by captive insurance Subsidiaries of Cohesant or Spinco, as applicable) to which it or any of its Subsidiaries is entitled prior to seeking indemnification or contribution under this Agreement, where allowed; provided, however, that any such actions by an Indemnitee will not relieve the Indemnifying Party of any of its obligations under this Agreement, including the Indemnifying Party’s obligation to pay directly or reimburse the Indemnitee for costs and expenses actually incurred by the Indemnitee.
ARTICLE VII
CONDITIONS TO THE SEPARATION
     Section 7.01 Conditions to the Separation. The obligations of Cohesant pursuant to this Agreement to effect the Separation shall be subject to the fulfillment (or waiver by Cohesant) at or prior to the Distribution Date of the following conditions. In no event shall the Separation occur unless the following conditions shall have been waived by Cohesant or shall have been satisfied:
          (a) the Form 10 shall have become effective under the Exchange Act;
          (b) the Cohesant Board of Directors shall have approved the Restructuring, Distribution and Separation and shall not have abandoned, deferred or modified the Restructuring, Distribution and Separation at any time prior to the Record Date;
          (c) each of the Transaction Agreements shall have been duly executed and delivered by the parties thereto; and
          (d) all of the closing conditions of the Merger Agreement shall have been met or waived and the transactions contemplated by the Merger Agreement are set to close immediately following the Distribution and Separation;
          (e) the Registration Statement shall have been filed with, and declared effective by, the SEC, and there shall be no stop-order in effect with respect thereto and the joint proxy and information statement shall have been mailed to Cohesant shareholders;
          (f) Cohesant shall have established the Record Date and shall have given the NASD not less than ten days’ advance notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act;

          (g) all Consents or Governmental Approvals required in connection with the transactions contemplated hereby shall have been received and be in full force and effect;
          (h) the Restructuring shall have been consummated in accordance with this Agreement;
          (i) all Inter-Company Indebtedness shall have been paid in full and all actions in respect of liability novation contemplated under Section 2.04 shall have occurred; and
          (j) the Transaction Agreements shall have been duly executed and delivered and such agreements shall be in full force and effect and the parties thereto shall have performed or complied with all of their respective covenants, obligations and agreements contained herein and therein and as required to be performed or complied with prior to the Effective Time.
ARTICLE VIII
FURTHER ASSURANCES AND ADDITIONAL COVENANTS
     Section 8.01 Further Assurances.
          (a) In addition to the actions specifically provided for elsewhere in this Agreement and the other Transaction Agreements but subject to the provisions hereof and thereof, each of the Parties hereto shall use its reasonable efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and Contracts to consummate and make effective the Transactions.
          (b) Without limiting the foregoing, prior to, on and after the Distribution Date, each Party hereto shall cooperate with the other Party, and without any further consideration, to execute and deliver, or use its reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any License, Contract, indenture or other instrument (including any Consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by the other Party hereto from time to time, consistent with the terms of this Agreement and the other Transaction Agreements, in order to effectuate the provisions and purposes of this Agreement, the other Transaction Agreements and the transfers of the Business Assets and the assignment and assumption of the Business Liabilities and the other transactions contemplated hereby and thereby.
          (c) On or prior to the Distribution Date, Cohesant and Spinco in their respective capacities as direct and indirect stockholders of their respective Subsidiaries, shall each ratify any actions that are reasonably necessary or desirable to be taken by Cohesant and Spinco or any other Subsidiary of Cohesant, as the case may be, to effectuate the transactions contemplated by this Agreement.

          (d) At least three (3) Business Days prior to the Distribution Date, Spinco shall deliver to Graco (on behalf of Cohesant) an updated Exhibit B hereto reflecting the Shared Assets as of the Distribution Date. In the event there are any additional Shared Assets set forth on such updated Exhibit B that are not set forth on the Exhibit B attached hereto as of the date hereof, then following Graco’s receipt of such updated Exhibit B, Graco (on behalf of Cohesant) and Spinco shall negotiate in good-faith and determine prior to the Distribution Date which, if any, of such additional Shared Assets set forth on such updated Exhibit B are to constitute GlasCraft Shared Assets and to be set forth on Exhibit C. Any such additional Shared Assets which are determined to be GlasCraft Shared Assets shall be set forth on an updated Exhibit C. Any updated Exhibit B and/or Exhibit C shall be attached hereto and shall amend and restate Exhibit B and/or Exhibit C, as applicable, in the entirety.
          (e) In the event that an Asset constituting a Shared Asset as of the Distribution Date is not set forth on Exhibit B (as updated in accordance with Section 8.01(d) above), in breach of the representation and warranty contained in Section 10.01, and (ii) such Asset was historically used in connection with the GlasCraft Business prior to the Distribution Date, then from time to time following the Distribution Date Spinco shall, and shall cause the Spinco Group to, sell, assign and transfer such Asset to GlasCraft without a payment therefor by the Cohesant Group. The foregoing shall be in addition to any rights and remedies available to the Cohesant Indemnitees under Section 5.02(f).
          (f) Following the Distribution Date, Spinco shall, and shall cause the Spinco Group to, deliver to the Cohesant Group, copies of any and all information and data that is relevant to the operation of the GlasCraft Business, to the extent such information and data is stored in or part of any of the Business Assets. In addition, following the Distribution Date, Spinco shall, and shall cause the Spinco Group to, deliver to the Cohesant Group, copies of any and all information and data that is relevant to the historical operation of Cohesant as a holding company prior to the Distribution Date, to the extent such information and data is stored in or part of any of the Business Assets.
ARTICLE IX
TERMINATION
     Section 9.01 Termination. Notwithstanding any provision hereof, this Agreement may be terminated by Cohesant and the Separation may be abandoned prior to the Distribution Date at any time following termination of the Merger Agreement in accordance with its terms.
     Section 9.02 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Date pursuant to Section 9.01, no Party to this Agreement (or any of its Representatives) shall have any Liability or further obligation to any other Party or third party with respect to this Agreement, except as provided in the Merger Agreement.
ARTICLE X
REPRESENTATIONS AND WARRANTIES; GENERAL PROVISIONS

     Section 10.01 Shared Assets. Spinco hereby represents and warrants to Cohesant, as follows:
     (a) Exhibit B hereto sets forth a true, accurate and complete list of all Shared Assets as of August 31, 2007 (the “Shared Asset List Date”); (b) except for such Shared Assets that, since the Shared Asset List Date, have been written off in the ordinary course of business prior to the date hereof or are written off prior to the Distribution Date (none of which are or shall be material, individually or in the aggregate), all of the Shared Assets set forth on Exhibit B hereto are Shared Assets as of the date hereof and shall be Shared Assets as of the Distribution Date; and (c) since the Shared Asset List Date, Cohesant has not acquired any Assets (except for Assets which are not material, individually or in the aggregate).
     (b) Exhibit B, as updated in accordance with Section 8.01(d), shall set forth a true, accurate and complete list of all Shared Assets as of the Distribution Date.
     Section 10.02 Entire Agreement; No Third-Party Beneficiaries. This Agreement (together with the other Transaction Agreements, the exhibits and the schedules and the other documents delivered pursuant to this Agreement) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and, except for the provisions of Sections 2.04, 5.02 and 5.03 hereunder, is not intended to confer upon any Person other than the Parties any rights or remedies hereunder.
     Section 10.03 Expenses. Except as expressly set forth herein or in the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost and expense.
     Section 10.04 Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any applicable conflicts of law.
     Section 10.05 Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses (or at such address for a Party as will be specified by like notice):

(a)	if to Cohesant or any Cohesant Entity prior to the Distribution Date, to:

Cohesant Technologies Inc. 5845 West 82nd Street Suite 102 Indianapolis, Indiana 46278
Attention:	Morris H. Wheeler Chief Executive Officer
with a copy to:
Porter, Wright, Morris & Arthur LLP
925 Euclid Avenue
Suite 1700
Cleveland, Ohio 44115-1483
Attention: Michael A. Ellis
(b)	if to Spinco or any Spinco Entity, to:

CIPAR Inc. 23400 Commerce Park Road Beachwood, Ohio 44122 Attention: Chairman
with a copy to:
Porter, Wright, Morris & Arthur LLP
925 Euclid Avenue
Suite 1700
Cleveland, Ohio 44115-1483
Attention: Michael A. Ellis
(c)	if to Cohesant or any Cohesant Entity on or after the Distribution Date, to:

Cohesant Technologies Inc. c/o Graco Inc. 88 11th Avenue Northeast Minneapolis, MN 55413 Attn: General Counsel

with a copy to:
Lindquist & Vennum, P.L.L.P.
80 South 8th St.
Suite 4200
Minneapolis, MN 55404
Attn: Joseph Humke
     Section 10.06 Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each Party and delivered to the other Party, it being understood that each Party need not sign the same counterpart.
     Section 10.07 Assignment. Except as set forth in any other Transaction Agreement , neither this Agreement nor any of the rights, interests or obligations under this Agreement will be assigned, in whole or in part, by operation of law or otherwise, by either of the Parties hereto without the prior written consent of the other Party, except that either Party may assign any or all of its rights, interests or obligations under this Agreement to any one or more of its direct or indirect wholly owned Subsidiaries, Cohesant Subsidiaries or Spinco Subsidiaries, as applicable; provided that no such assignment will relieve the assigning Party from any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by Cohesant and Spinco and their respective successors and assigns.
     Section 10.08 Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties (a) consents to submit itself to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than a federal or state court sitting in the State of Delaware.
     Section 10.09 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision will be interpreted to be only so broad as is enforceable.

     Section 10.10 Headings. Headings of the Articles and Sections of this Agreement and the Transaction Agreements are for convenience of the Parties only and will be given no substantive or interpretive effect whatsoever.
     Section 10.11 Attorneys’ Fees. If any Action at law or equity, including an Action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.
     Section 10.12 Amendment. This Agreement and the Transaction Agreements may not be waived, amended or modified in any respect unless such waiver, amendment or modification is in writing and signed on behalf of the Parties hereto or thereto, and such waiver, amendment or modification is approved as provided in the Merger Agreement.
     Section 10.13 Limited Liability. Notwithstanding any other provision of this Agreement, no stockholder or Representative of Spinco or Cohesant, in its capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such Party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of Spinco and Cohesant, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable Law.
     Section 10.14 Taxes. In the case of any inconsistency with respect to matters relating to Taxes between this Agreement and the Tax Matters Agreement, the Tax Matters Agreement shall govern such matter.
     Section 10.15 Interpretation. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires. The terms “hereof,” “herein,” and “herewith” and words of similar import herein (or in any Transaction Agreement) shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable other Transaction Agreement) taken as a whole (including all of the schedules and exhibits hereto and thereto) and not to any particular provision of this Agreement (or such other Transaction Agreement). Article, Section, Exhibit, Schedule and Appendix references are to the Articles, Sections, Exhibits, Schedules and Appendices to this Agreement (or the applicable other Transaction Agreement) unless otherwise specified. The word “including” and words of similar import when used in this Agreement (or the applicable other Transaction Agreement) means “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Unless expressly stated to the contrary in this Agreement or in any other Transaction Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import shall all be references to December 3, 2007 (or the date of which the relevant Transaction Agreement is first entered into, as the case may be) regardless of any amendment or restatement hereof (or thereof). The Parties hereto have participated jointly in the negotiation and drafting of this Agreement, and in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provisions of this Agreement.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Cohesant and Spinco have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COHESANT TECHNOLOGIES INC.
By:	/s/ Morris H. Wheeler
	Name:	Morris H. Wheeler
	Title:	Chief Executive Officer

CIPAR INC.
By:	/s/ Robert W. Pawlak
	Name:	Robert W. Pawlak
	Title:	Chief Financial Officer